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                                                                     EXHIBIT 7.2

                   Notice of Special Meeting of Shareholders
                     Of International Total Services, Inc.
                    To Be Held on Friday, October 26, 2001

    Called by Robert A. Weitzel and The Weitzel Family Limited Partnership


To the Shareholders of International Total Services, Inc.:

A Special Meeting of Shareholders of International Total Services, Inc. will be held at 10:00 a.m. local time on Friday, October 26, 2001, at the principal office of ITS, 5005 Rockside Road, Suite 1200, Independence, Ohio 44131, for the purpose of electing directors.

I, along with The Weitzel Family Limited Partnership, of which I am the controlling partner, own 3,324,979 shares of ITS, or 48.6% of the company's outstanding stock. Previously, our shares were subject to a voting trust agreement with the company. However, the trust terminated on September 30, 2001, and we are now free to vote our shares. We believe it is time for a change in ITS's Board, and are calling a shareholders' meeting to elect new directors.

Pursuant to Ohio law and the company's code of regulations, shareholders who own twenty-five percent of shares entitled to vote at a meeting may call a special meeting of shareholders. The company's code of regulations provides for the election of directors at a special meeting of shareholders when an annual meeting has not been held for that purpose. The company has not held an annual meeting since 1998 and directors have not been elected by shareholders since that time. On October 2, 2001, I sent a letter to the President of ITS, Mark D. Thompson, demanding that a special meeting of the shareholders be called for the purpose of electing directors. In order to comply with Ohio law, Mr. Thompson should have sent you a notice of the special meeting. This notice should have been sent to you within fifteen days of my request. However, Mr. Thompson did not respond to my letter or set a date for the special meeting as required by Ohio law. Because the company has not complied with its obligations, I am sending this notice to inform you of the special meeting that I have called.

I have nominated three individuals as candidates for election to the Board at the special meeting of shareholders. My director nominees, along with biographical and other pertinent information, are listed below.

     William D. Branon, age 59, is the founder and co-partner of Branon McCann Group. The Branon McCann Group was formed in 1997 and provides security consulting and investigative services to individuals and businesses. From 1985 until his retirement in 1995, Mr. Branon was a Special Agent In Charge for the Federal
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     Bureau of Investigation. From 1964 to 1985, Mr. Branon served in various positions with the Federal Bureau of Investigation. He also serves on the Board of Directors of the Boy Scouts of America, Chicago Area Council, the Cook County Crime Stoppers, the Cuyahoga County Crime Stoppers and the J. Edgar Hoover Foundation.

     Edward R. Towns, age 65, currently serves as Trustee for the Fieldstone Farm Therapeutic Riding Center, Chagrin Falls, Ohio, and sits on the Human Resource Committee of Providence House, Cleveland, Ohio. From September 1961 through June 1999, Mr. Towns was employed in various positions, including Manager of Employee Services and Vice President of Human Resources and Community Affairs, of Rockwell Automation, a manufacturer of high performance automation products.

     Robert A. Weitzel, age 66, has been a consultant for International Total Services, Inc. since November 1999. Mr. Weitzel served as Chief Executive Officer and Director of International Total Services, Inc. from January 1987 through October 1999 and was President from January 1987 through April 1997.

I am not soliciting proxies for the special meeting and ask that you not send me a proxy. This notice is being sent to all shareholders of record in order to advise them of the special meeting of shareholders that will be held on Friday, October 26, 2001. Anyone who is a shareholder of record on the day before the meeting will be entitled to vote at the meeting.

We have filed a Schedule 13D with the Securities and Exchange Commission providing additional information about our stock ownership and plans for ITS. This filing and information regarding ITS may be found on the SEC's website at www.sec.gov.


Sincerely,
                              The Weitzel Family Limited Partnership


Robert A. Weitzel             Robert A. Weitzel, General Partner





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